Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated January 25, 2012, the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with any such state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Convio, Inc.

at

$16.00 Net Per Share

by

Caribou Acquisition Corporation,

a wholly owned subsidiary of

Blackbaud, Inc.

Caribou Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Blackbaud, Inc. (“Parent”), a Delaware corporation, is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc., a Delaware corporation (the “Company”), at a price of $16.00 per Share, net to the seller in cash, without interest thereon (subject to applicable withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Inc., the Depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 22, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to any financing condition. The Offer is subject to the following conditions, among others: (a) as of the Expiration Date (as defined below), there shall have been validly tendered and not properly withdrawn prior to June 30, 2012 or September 30, 2012, in the case of conditions related to antitrust matters (the “Outside Date”), a number of Shares which, together with any Shares which Parent or Purchaser beneficially owns, will constitute at least a majority of the total number of outstanding Shares as of the date that Purchaser accepts the Shares for purchase, assuming all vested options and other rights to purchase Shares with a purchase price equal to or less than the Offer Price have been exercised (the “Minimum Condition”); and (b) no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Offer or the Merger shall be in effect, and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental entity that prohibits or makes illegal the completion of the Offer or the Merger. The Offer is also subject to the satisfaction or waiver of the other conditions set forth in the Offer to Purchase. See Section 15 – “Certain Conditions to the Offer” of the Offer to Purchase.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire common equity interest in, the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

The independent members of the board of directors of the Company have unanimously: (i) approved the Offer, the Merger (as defined below), the Merger Agreement (as defined below) and the transactions contemplated by the Merger Agreement and declared them advisable, fair to and in the best interests of the Company and the Company’s stockholders; (ii) authorized the Company to enter into the Merger Agreement; (iii) approved and adopted in all respects the Merger Agreement and the transactions contemplated thereby; (iv) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, for purposes of Section 203 of the Delaware General Corporation Law (the “DGCL”); (v) determined that, if required under Delaware law, the Merger Agreement and the other transactions or matters contemplated thereby be submitted to a vote of the Stockholders in accordance with Delaware law; and (vi) recommended that the stockholders of the Company accept the Offer and tender their Shares in the Offer to Purchaser and, if applicable, approve and adopt the Merger Agreement and the Merger.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 16, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and the Company, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, by virtue of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares owned by the Company, Parent,

Purchaser, any other wholly owned subsidiary of Parent or any wholly owned subsidiary of the Company, in each case immediately prior to the effective time of the Merger) will be canceled and will automatically be converted into the right to receive, in cash, an amount per share equal to the Offer Price, subject to any applicable withholding taxes, upon surrender of the certificate representing such Shares. Common stockholders who have properly demanded and perfected (and not withdrawn or lost) their appraisal rights in connection with the Merger in accordance with Section 262 of the DGCL will be entitled to demand payment of fair value for their Shares as determined pursuant to the procedures provided by Delaware law. The Merger Agreement is more fully described in the Offer to Purchase.

In connection with entering into the Merger Agreement, Parent has entered into a Tender and Support Agreement (the “Support Agreement”) with each director, officer and certain other stockholders of the Company (who collectively own approximately 31.3% of the issued and outstanding Shares). Pursuant to the terms of the Support Agreement, the directors, officers and certain other stockholders of the Company have agreed, among other things, to tender their Shares pursuant to the Offer and vote their Shares in favor of the Merger and against any alternative acquisition proposal.

Subject to the limitations contained in the Merger Agreement and to the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser reserves the right from time to time, subject to certain conditions, to waive any conditions to the Offer (other than the Minimum Condition, which may not be waived) or increase the Offer Price.

The “Expiration Date” of the Offer means 12:00 midnight, New York City Time, on Wednesday, February 22, 2012. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser may, and under certain circumstances the Company may require Purchaser to, extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and subject to the provisions of the Merger Agreement, under certain circumstances, Purchaser may, at its sole option, provide a subsequent offering period of not less than 3 or more than 20 business days after the expiration of the Offer. No withdrawal rights will apply during a subsequent offering period.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in Section 1 of the Offer to Purchase).

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to validly tendering stockholders. Under no circumstances will interest be paid by Purchaser on the purchase price for Shares, by reason of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the share certificates representing such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message, as defined in Section 2 of the Offer to Purchase, in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the Expiration Date (other than during a subsequent offering period). Thereafter, tenders are irrevocable, except that, unless Purchaser has previously accepted them for payment, Shares tendered may also be withdrawn at any time after March 25, 2012 (or such date as may apply if the Offer is extended) until Purchaser accepts them for payment. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as indicated above prior to the physical release of such certificates. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book Entry Transfer Facility’s procedures.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the expiration of the Offer by following any of the procedures described in Section 3 entitled “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Parent, in its sole discretion, whose determination will be final and binding on all parties. None of Parent, Purchaser or any of their affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal, together with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

199 Water Street, 26th Floor

New York, New York 10038

Banks and Brokers Call: (212) 440-9800

All Others Toll Free: (800) 868-1391

January 25, 2012